October 17, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Applied Minerals, Inc. File No. 000-31380
SEC Comment Letter dated July 1, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc., we are writing to further clarify the Company’s response to Comment #4 as provided in the above-referenced letter, which we included as part of our Form 10-K (Amendment No. 1) for the period ended December 31, 2010 filed on October 7, 2011.

Form 10-K (Amendment No. 1) for the Fiscal Year Ended December 31, 2010:

Item 8A. Controls and Procedures, page 17.

Clarification: Upon review of our description of our controls and procedures as filed in our Form 10-K (Amendment No. 1) for the period ended December 31, 2010, we inadvertently described the untimely recording of certain invoices as the Company’s primary material weakness.  In fact the untimely recording of certain invoices was the Company’s only material weakness identified during the twelve months ended December 31, 2010.  We intend to include this detail in future filings when applicable.

On behalf of Applied Minerals, Inc., I respectfully submit this clarification to our Form 10-K (Amendment No. 1) for the period ended December 31, 2010 filed on October 7, 2011 in response to the SEC comment letter dated July 1, 2011.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer